UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF DECEMBER 2021

COMMISSION FILE NUMBER 001-41084

NeuroSense Therapeutics Ltd.
(Translation of registrant’s name into English)

Medinat ha-Yehudim Street 85
Herzliya 4676670 Israel
+972-9-9531142
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F ☒     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

DOCUMENTS INCLUDED AS PART OF THIS FORM 6-K

On December 8, 2021, the Company issued a press release, attached hereto as Exhibit 99.1, announcing the pricing of its initial public offering (“IPO”).

On December 13, 2021, the Company issued a press release, attached hereto as Exhibit 99.2 announcing the closing of its IPO.

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	Press Release dated December 8, 2021 - NeuroSense Therapeutics Announces Pricing of $12 Million Initial Public Offering
99.2	Press Release dated December 13, 2021 - NeuroSense Therapeutics Announces Closing of Initial Public Offering on Nasdaq Capital Market

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NeuroSense Therapeutics Ltd.

By:	/s/ Alon Ben-Noon
Name: Alon Ben-Noon
Title: Chief Executive Officer

Date: December 13, 2021

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